UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 4, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                 Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 4, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 2, 2011
11-17-TR

Teck Announces Memorandum of Settlement Reached at its Elkview Operation

Vancouver, BC – Teck Resources Limited (“Teck”), (TCK.A and TCK.B, NYSE: TCK) announced today that Teck and Local 9346 of the United Steelworkers of America have reached a memorandum of settlement covering the Elkview operation.  A previous tentative agreement announced on March 15, 2011 was not ratified by the union membership.  With the assistance of mediator Vince Ready, additional talks have led to this memorandum of settlement.

The parties agree that they will be recommending this memorandum of settlement to their respective groups. The union ratification vote is scheduled to be complete by Thursday, April 7, 2011. If the agreement is ratified, production at the mine could resume by Friday, April 8, 2011.  No other terms of the agreement will be disclosed until ratification occurs.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements include statements regarding Teck’s expectations regarding the resumption of coal production at the Elkview Mine.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, difficulties in obtaining union ratification of the Tentative labour agreement and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
Vice President Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com